Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 27, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1.

Election of each director nominee proposed in the Management Information Circular of the Company dated March 8, 2018, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Deepak Chopra	566,253,151	99.71%	1,673,088	0.29%
Daniel P. DiMaggio	566,296,317	99.71%	1,629,922	0.29%
William A. Etherington	563,464,302	99.21%	4,461,937	0.79%
Laurette T. Koellner	563,662,559	99.25%	4,263,680	0.75%
Robert A. Mionis	564,105,470	99.33%	3,820,769	0.67%
Carol S. Perry	566,293,764	99.71%	1,632,475	0.29%
Tawfiq Popatia	559,661,368	98.54%	8,264,871	1.46%
Eamon J. Ryan	565,632,623	99.60%	2,293,616	0.40%
Michael M. Wilson	566,299,048	99.71%	1,627,191	0.29%

2.	Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Carried by a show of hands.

Business		Outcome of Vote

3.	Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Carried by a show of hands.

4.	Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
547,780,237	96.45%	20,146,002	3.55%